Exhibit 99.65

First Phosphate Announces American Depositary Receipt Program Under Ticker Symbol FPHOY

Saguenay, Quebec--(Newsfile Corp. - February 25, 2026) - First Phosphate Corp. (CSE: PHOS) (OTCQX: FRSPF) (OTCQX ADR: FPHOY) (FSE: KD0) (“First Phosphate” or the “Company”) is pleased to announce the launch of its sponsored Level 1 American Depositary Receipt (“ADR”) program to increase exposure to American and international investors wishing direct access to Quebec igneous phosphate and the downstream lithium iron phosphate (“LFP”) battery supply chain.

The First Phosphate ADR is now available for trading in the United States on the OTCQX market under the symbol “FPHOY” (CUSIP: 33611D301; ISIN: US33611D3017).

The First Phosphate ADR is the first Canadian Level 1 company-sponsored ADR to trade on OTC Markets. The ADR ratio is set to ten (10) First Phosphate common shares for each (1) First Phosphate ADR.

Participants may issue ADRs at no cost during the first 6 months after the effectiveness date of the program (February 12, 2026) through The Bank of New York Mellon (“BNY”) which has been appointed as depositary bank for the First Phosphate ADR program.

The new First Phosphate ADR is complimentary to all other Company listings on all other stock exchanges and does not affect the Company’s current OTCQX listed common shares under symbol “FRSPF”.

BNY facilitates the issuance and cancellation of First Phosphate ADRs in accordance with instructions received from market participants. The First Phosphate ADR program operates in accordance with a deposit agreement, filed with the United States Securities and Exchange Commission (“SEC”) and available through https://www.sec.gov/Archives/edgar/data/2108542/000101915526000028/0001019155-26-000028-index.htm. The First Phosphate common shares underlying the First Phosphate ADRs are held in custody by BNY.

The establishment of the First Phosphate ADR program is not a new offering of securities and, therefore, no additional shares are being issued nor is any capital being raised in connection with the launch of the First Phosphate ADR program. Moreover, nothing herein shall be deemed to constitute an offer to sell or a solicitation of an offer to buy securities.

An ADR is a separate security denominated in US dollars that allows US investors to invest in shares of non-US companies without the need for cross-border or cross-currency transactions.

Initial Payment Received Under Long-term Offtake Agreement

The Company has now received the initial payment of USD $523,017.59 in respect of the existing, long-term phosphate concentrate offtake agreement with its existing offtake partner as announced on January 6, 2026 (https://firstphosphate.com/offtakepayment).

Options Exercise & RSU Grants

Z Six Financial Corporation, an entity controlled by Laurence W. Zeifman, Chaiman of the Board of First Phosphate, has exercised 300,000 options originally issued on September 14, 2022 and exercisable at $0.25 and 300,000 options originally issued on December 22, 2022 and exercisable at $0.35 per option.

Pursuant to an exemption granted by the Canadian Securities Exchange to Policy 6.5(7), the Company has issued 781,395 Restricted Share Units (“RSUs”) to ExpoWorld Ltd. (“ExpoWorld”), an entity controlled by John Passalacqua, CEO of First Phosphate, as consideration for the termination of 1,200,000 options held by ExpoWorld including 600,000 options originally issued on September 14, 2022 and exercisable at $0.25 per option, and 600,000 options originally issued on December 22, 2022 and exercisable at $0.35 per option (the “Options”). These vested RSUs represent the in-the-money value of the Options being terminated (calculated based on the closing price of First Phosphate shares on February 10, 2026) and serve to facilitate the cashless exercise of options while minimizing the impact that the transaction would have on the open market.

The Company also informs that Mr. Passalacqua, through ExpoWorld, made an open market purchase of 119,500 shares in the open market on January 30, 2026.

As a show of commitment to the business and alignment with shareholders, the Board and management will receive approximately 50% of their total compensation in the form of RSUs. As such, the Board has approved the grant of 1,975,000 RSUs to eligible directors, officers, consultants and employees of the Company for services to be provided for the 12-month period commencing March 1, 2026. One-half of these new RSUs will vest on August 31, 2026 and February 28, 2027, respectively. All of the common shares issuable on vesting of the RSUs will be subject to a hold period of four months plus one day from the date of vesting. The RSUs will be granted in accordance with and subject to the Company’s Omnibus Equity Incentive Plan.

About First Phosphate Corp.

First Phosphate (CSE: PHOS) (OTCQX: FRSPF) (OTCQX ADR: FPHOY) (FSE: KD0) is a mineral exploration, development and cleantech company dedicated to examining and ultimately building and onshoring a vertically integrated mine-to-market lithium iron phosphate (LFP) battery supply chain for North America. Target markets include energy storage, data centers, robotics, mobility and national security.

First Phosphate’s flagship Bégin-Lamarche Property in Saguenay–Lac-Saint-Jean, Quebec, Canada is a North American rare igneous phosphate resource yielding high-purity phosphate with minimal impurities.

Media & Investor Contact:

Bennett Kurtz

Chief Financial Officer

bennett@firstphosphate.com

Tel: +1 (416) 200-0657

Investor Relations: investor@firstphosphate.com

Media Relations: media@firstphosphate.com

Website: www.FirstPhosphate.com

Follow First Phosphate:

X: https://x.com/FirstPhosphate

LinkedIn: https://www.linkedin.com/company/first-phosphate

Forward-Looking Information and Cautionary Statements

This release includes certain statements that may be deemed “forwarding-information”. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In particular, this press release contains forward-looking information relating to, among other things: the satisfaction of final conditions to the grant of RSUs to Company directors, officers, consultants and employees including recipient eligibility under the Company’s Omnibus Equity Incentive Plan on the date of grant; and the Company’s plans for building and onshoring a vertically integrated mine-to-market LFP battery supply chain for North America. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include development and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. These statements are based on a number of assumptions including, among other things, assumptions regarding general business and economic conditions; there being no significant disruptions affecting the activities of the Company or inability to access required project inputs; permitting and development of the projects being consistent with the Company’s expectations; the accuracy of the current mineral resource estimates for the Company and results of metallurgical testing; certain price assumptions for P2O5 and Fe2O3; inflation and prices for Company project inputs being approximately consistent with anticipated levels; the Company’s relationship with First Nations and other Indigenous parties remaining consistent with the Company’s expectations; the Company’s relationship with other third party partners and suppliers remaining consistent with the Company’s expectations; and government relations and actions being consistent with Company expectations. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. The Company does not assume any obligation to update or revise its forward-looking statements, whether because of new information, future events or otherwise, except as required by applicable law. All forward-looking information contained in this release is qualified by these cautionary statements.

To view the source version of this press release, please visit

https://www.newsfilecorp.com/release/285150